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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65958

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Custom Equity Research, Inc.
d/b/a Summer Street Research Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street
(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen J. Sussman (603)434-3594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street (Address) Chestnut Hill (City) MA (State) 02467 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/22/2010

OATH OR AFFIRMATION

I, Alfred J. Sollami, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Custom Equity Research, Inc. d/b/a Summer Street Research Partners, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature



Title



Notary Public



ERNANDE ORCEL
Notary Public
Commonwealth of Massachusetts
My Commission Exp. Feb. 18, 2016



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



TABLE OF CONTENTS



Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Custom Equity Research, Inc.
d/b/a Summer Street Research Partners

We have audited the accompanying statement of financial condition of Custom Equity Research, Inc. d/b/a Summer Street Research Partners (a Delaware corporation) as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Custom Equity Research, Inc. d/b/a Summer Street Research Partners as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Samet & Company PC

Chestnut Hill, Massachusetts
February 25, 2010

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com



CUSTOM EQUITY RESEARCH, INC.
d/b/a SUMMER STREET RESEARCH PARTNERS

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and cash equivalents	$ 132,746
Deposits with clearing organization	756,696
Other trade receivables	562,484
Securities purchased, at market value	100,420
Other investments	26,572
Other assets	29,974
Security deposits	66,040
Prepaid expenses	27,429
Furniture, equipment and leasehold improvements, net	79,732
Goodwill	5,000
	$ 1,787,093

LIABILITIES AND STOCKHOLDERS' EQUITY

Securities sold, not yet purchased, at market value	$ 19,852
Accrued payroll	262,830
Accounts payable and accrued expenses	121,762
Deferred rent payable	20,533
	424,977
Stockholders' equity:	
Common stock, no par value,	
Authorized 10,000 class A voting shares	
700 shares issues and outstanding	900,000
Authorized 10,000 class A non-voting shares	
49.44 shares issued and outstanding	-
Retained earnings	461,180
Accumulated other comprehensive income	936
	1,362,116
	$ 1,787,093

See notes to financial statement



CUSTOM EQUITY RESEARCH, INC.
d/b/a SUMMER STREET RESEARCH PARTNERS

NOTES TO FINANCIAL STATEMENT
December 31, 2009

Note 1 **Organization and nature of business**

Custom Equity Research, Inc. d/b/a Summer Street Research Partners (the "Company") operates as a broker-dealer and registered investment advisor in Massachusetts, New York, California, New Jersey and Maryland. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities and Exchange Act of 1934 and is a member of the FINRA ("Financial Industry Regulatory Authority") and SIPC ("Securities Investor Protection Corp").

Basis of presentation

On September 28, 2006, the Company acquired all of the common stock of Medical Consulting Referral, Inc. ("MCRI") for $5,000, which is classified as goodwill in the accompanying statement of financial condition. After acquisition, all operating activities of MCRI were recorded by the Company as an operating division. MCRI no longer maintains any business activities as a separate corporation, therefore it has no assets, liabilities or transactions to consolidate in the accompanying statement of financial condition.

Note 2 **Summary of significant accounting policies**

Codification of accounting standards

On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued FASB Accounting Standards Codification ("ASC") 105, "Generally Accepted Accounting Principles," which establishes the FASB ASC as the sole source of authoritative generally accepted accounting principles ("GAAP"). Pursuant to the provisions of FASB ASC 105, the Company has revised its financial statement disclosures by eliminating specific references to standards and has adopted the "plain English" approach in describing its adherence to certain standards. The adoption of FASB ASC 105 did not impact the Company's financial position or results of operations.

Securities transactions, commissions and research

Securities transactions and the related revenue and expenses, including commission revenues and expenses, are recorded on a trade-date basis.

The Company performs research, generates reports and distributes the reports to various institutions. The Company earns revenue on the research based on amounts as agreed on by the customer and the Company.



Note 2 **Summary of significant accounting policies (continued)**

Investment securities
Security positions resulting from proprietary trading are reported at fair value in accordance with the fair value standards.

The Company accounts for its other investments at fair value, as the Company has categorized them as available-for-sale securities. Accordingly, unrealized holding gains and losses are excluded from earnings and reported in other comprehensive income, which is a separate component of stockholders' equity. At December 31, 2009 the Company held investments in equity securities with a fair market value of $126,992 and a cost basis of $101,146.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the related assets. Normal repair and maintenance costs are expensed as incurred.

Description	Estimated Useful Lives
Furniture, fixtures and other equipment	5 - 7 years
Computer software and hardware	3 - 5 years
Leasehold improvements	Life of lease

Income taxes
The Company, with the consent of its stockholders, elected under Subchapter S of the Internal Revenue Code not to be subject to federal income tax at the corporate level. Pursuant to this election, the income or loss of the Company is included in the taxable income of the individual stockholder.

The measurement of unrecognized tax benefits (if any) is adjusted when new information is available, or when an event occurs that requires a change.



CUSTOM EQUITY RESEARCH, INC.
d/b/a SUMMER STREET RESEARCH PARTNERS

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2009

Note 2 **Summary of significant accounting policies (continued)**

Income tax positions
In June 2006, the FASB issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The Company adopted the standard effective January 1, 2009. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2006-2008.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Fair value
Accounting standards provide a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. Accounting standards also require expanded disclosures to provide information about the extent to which fair value is used to measure certain assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings (see Note 7). The Company's financial and nonfinancial assets and liabilities reflected in the financial statement at fair value include securities purchased, securities sold and goodwill.

Cash and cash equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Subsequent events
The Company has evaluated subsequent events through February 25, 2010, which is the date the financial statements were available to be issued.

Note 3 **Deposit with clearing organization**

The Company contracted with Pershing LLC ("Pershing") to act as their clearing agent. In connection with this agreement, Pershing has required the Company to maintain a deposit of $250,000, which is held in an interest bearing account.



Note 4 **Stockholders' equity**

On December 31, 2007, a joint written consent of the board of directors and stockholders agreed to restructure its equity to permit the issuance of restricted non-voting stock to employees. The restructuring exchanged the current 700 Class A Common Stock for 700 shares of new Voting Common Stock on a one for one basis. The Company is authorized to issue up to 10,000 shares of Voting Common Stock.

In addition, the joint consent ratified the "2008 Incentive Compensation Plan" which authorizes the issuance of up to 10,000 shares of Non-Voting Common Stock under either restricted stock or incentive stock option awards. Effective January 1, 2009, the Company issued 49.44 shares of restricted Non-Voting Common Stock to certain employees. The Company did not issue any incentive stock options during the year ended December 31, 2009. In addition, there are no options outstanding under the Plan at December 31, 2009.

Note 5 **Retirement plan**

The Company maintains a 401(k) retirement plan for all eligible employees. Employees are eligible to participate in the plan after meeting certain requirements, including length of service. Under the plan, eligible employees may elect to reduce a percentage of their compensation as a contribution to the plan, subject to limits imposed by the Internal Revenue Code. The Company's matching contributions are made to the plan at the discretion of the Board of Directors.

Note 6 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009 the Company's net capital was $593,207, which was $493,207 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital was .68 to 1.



Note 7 **Fair value measurements**

The Company has adopted fair value reporting for certain financial and non-financial assets and liabilities recognized or disclosed in the financial statement on a recurring basis (at least annually).

Accounting standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Accounting standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 - Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.



Note 7 **Fair value measurements (continued)**

The following table summarizes the valuation of the Company's financial and non-financial assets and liabilities at December 31, 2009:

Asset	Total	Level 1	Level 2	Level 3
Securities purchased and sold, net	$ 80,568	$ 80,568	$ -	$ -
Other investments	26,572	26,572	-	-
Goodwill	5,000	-	-	5,000
Total	$ 112,140	$ 107,140	$ -	$ 5,000

The securities purchased and sold and the other investments using level 1 inputs are valued based on readily available market prices. The fair value of goodwill is based on level 3 inputs which are based on management's estimates and assumptions. The following is a reconciliation of fair value measurements using Level 3 inputs at December 31, 2009:

Beginning balance	$ 5,000
Purchases, sales, issuances and settlements (net)	-
Ending balance	$5,000

Note 8 **Commitments**

The Company leases various office space for its corporate locations, as discussed in Note 1, under various non-cancelable operating leases. The lease agreements provide for monthly payments (including operating expenses) as defined in the agreements and expire at various dates through November, 2011.



Note 8 **Commitments (continued)**

The future minimum lease payments due under the terms of the lease agreements (not including operating costs) are as follows:

Year ending December 31,	Amount
2010	$ 284,120
2011	103,663
	$ 387,783

Note 9 **Concentrations**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. The activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at prevailing market prices. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at December 31, 2009 at the fair values of the related securities and will incur a loss if the fair value of the related securities increases subsequent to December 31, 2009. The Company controls this risk through a variety of reporting and control procedures.

At times during the year ended December 31, 2009, the Company had cash on hand that exceeded federally insured limits. The Company has not experienced any losses in such accounts and management believes they are not exposed to any significant credit risk on cash.



NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2009

Note 10 **Furniture, equipment and leasehold improvements**

As of December 31, 2009, furniture, equipment and leasehold improvements consisted of the following:

Asset Category	Cost
Furniture, fixtures and other equipment	$ 58,650
Computer software and hardware	187,796
Leasehold improvements	165,393
	411,839
Less accumulated depreciation and amortization	332,107
	$ 79,732

Note 11 **Reserve requirement pursuant to Rule 15c3-3**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(2)(ii) of that Rule.



SAMET

CUSTOM EQUITY RESEARCH, INC.
d/b/a SUMMER STREET RESEARCH PARTNERS

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2009

CUSTOM EQUITY RESEARCH, INC.
d/b/a SUMMER STREET RESEARCH PARTNERS

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2009